                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                  SCHEDULE 13D


           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)


                       Mitchell Energy & Development Corp.
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                                (Name of Issuer)


                 Class A Common Stock, par value $0.10 per share
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                         (Title of Class of Securities)


                                   606592 20 2
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                                 (CUSIP Number)


                                  Duke R. Ligon
                    Senior Vice President and General Counsel
                            Devon Energy Corporation
                          20 North Broadway, Suite 1500
                             Oklahoma City, OK 73102
                                 (405) 235-3611
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 5, 2001
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            (Date of Event Which Requires Filing of this Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?



                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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CUSIP NO.: 606592 20 2            SCHEDULE 13D                       PAGE 2 OF 5

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      Devon Energy Corporation (73-1567067)

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                       (b)  [X]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS
           WC
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION
                             DELAWARE
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                             7        SOLE VOTING POWER

                                      100 (1)
NUMBER OF                    ---------------------------------------------------
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                              22,976,045(2)
EACH                         ---------------------------------------------------
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON
                                      100 (1)
                             ---------------------------------------------------
                             10       WITH SHARED DISPOSITIVE POWER

                                      22,976,045(2)
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             22,976,145(1)(2)

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                   [X]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             46.0 %
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14         TYPE OF REPORTING PERSON
                             CO
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(1) Includes 100 shares of Class A Common Stock purchased by Devon Energy
Corporation from George P. Mitchell on August 13, 2001 for aggregate consideration of $6,212.00.

(2) Includes 22,976,045 shares of Class A Common Stock that may be deemed to be beneficially owned by Devon Energy Corporation pursuant to the Amended and Restated Shareholders Agreement described in Item 6 below.


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                                                                     PAGE 3 OF 5


ITEM 4.  PURPOSE OF THE TRANSACTION

           On October 5, 2001, Devon Energy Corporation ("Devon"), Devon NewCo Corporation, a wholly owned subsidiary of Devon ("NewCo"), Devon Holdco Corporation, a wholly owned subsidiary of Devon ("Alternate Holdco"), Devon Merger Corporation, a wholly owned subsidiary of Alternate Holdco ("Devon Merger Sub"), Mitchell Merger Corporation, a wholly owned subsidiary of Alternate Holdco ("Mitchell Merger Sub"), and Mitchell Energy & Development Corp. (the "Company") entered into an amended and restated merger agreement (the "Amended and Restated Merger Agreement") that amended and restated in its entirety the merger agreement (the "Original Merger Agreement") described in Item 4 of the original filing of this Schedule 13D. Except as described in this Amendment No. 1, the terms of the Amended and Restated Merger Agreement are substantially identical to the terms of the Original Merger Agreement as described in Item 4 of the original filing of this Schedule 13D.

           The Amended and Restated Merger Agreement is intended to eliminate the risk that Devon's stock price would prevent the issuance of certain tax opinions the receipt of which are a condition to the transaction. Pursuant to the Amended and Restated Agreement, the Company is to be merged (the "Merger") with and into NewCo, with NewCo being the surviving corporation of that merger and a wholly owned subsidiary of Devon. Consistent with the terms of the Original Merger Agreement, the Amended and Restated Merger Agreement provides that each share of Mitchell common stock (other than shares held by parties to the Amended and Restated Merger Agreement and shares held by stockholders who validly exercise their dissenters' rights under Texas law) would be converted into the right to receive (1) $31.00 in cash and (2) 0.585 of a share of Devon common stock. The parties are required to complete the Merger if the required tax opinions can be obtained at closing (assuming that the other conditions to closing are satisfied or waived).

           In the event that the tax opinions, the receipt of which are a condition to the Merger, are not available, the Amended and Restated Merger Agreement provides that the parties would effect the transaction by (1) merging (the "Mitchell Merger") Mitchell Merger Sub with and into the Company, with the Company being the surviving corporation of that merger and (2) merging (the "Devon Merger") Devon Merger Sub with and into Devon, with Devon being the surviving corporation of that merger. The Mitchell Merger and the Devon Merger would result in the Company and Devon both becoming wholly owned subsidiaries of Alternate Holdco, which would change its name to Devon Energy Corporation. This alternate structure is designed to be tax-free, except to the extent that the Company's stockholders receive cash. At the effective time of the Mitchell Merger, each share of Mitchell common stock (other than shares held by parties to the Amended and Restated Merger Agreement and shares held by stockholders who validly exercise their dissenters' rights under Texas law) would be converted into the right to receive (1) $31.00 in cash and (2) 0.585 of a share of Alternate Holdco common stock. At the effective time of the Devon Merger, each share of Devon common stock (other than shares held by parties to the Amended and Restated Merger Agreement) would be converted into the right to receive one share of Alternate Holdco common stock. Accordingly, the alternate structure would have no effect on the economics of the transaction to Devon, the Company or their respective stockholders. The Amended and Restated Merger Agreement also requires the parties to take other actions (such as causing Alternate Holdco's board of directors to be identical to Devon's board of directors) designed to ensure that the only material difference between the alternate structure and the Merger would be the corporate structure of the combined company.

           The preceding summary of the differences between the terms of the Original Merger Agreement and the terms of the Amended and Restated Merger Agreement does not purport to be complete. Reference is made to the full text of the Amended and Restated Merger Agreement, which is filed as an exhibit to this statement and is incorporated herein by this reference.


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                                                                     PAGE 4 OF 5


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Reference is made to Item 4 above.

           On October 5, 2001, Devon and George P. Mitchell and Cynthia Woods Mitchell entered into an amended and restated principal shareholders agreement containing a voting agreement and an irrevocable proxy (the "Amended and Restated Shareholders Agreement"). The terms of the Amended and Restated Shareholders Agreement are substantially identical to the terms of the shareholders agreement described in Item 6 of the original filing of this
Schedule 13D, except that certain conforming changes have been made in the Amended and Restated Shareholders Agreement to make clear that it applies to the Amended and Restated Merger Agreement described in Item 4 above.

           Devon, Devon Holdco Corporation and Mr. and Mrs. Mitchell also entered into an amended and restated investor rights agreement (the "Amended and Restated Investor Agreement") on October 5, 2001. The terms of the Amended and Restated Investor Agreement are substantially identical to the terms of the investor rights agreement described in Item 6 of the original filing of this
Schedule 13D, except that certain changes were made to provide that the terms of the Amended and Restated Investor Agreement applied not only to Devon common stock that would be issued to Mr. and Mrs. Mitchell in the Merger, but also to Alternate Holdco common stock that would be issued to Mr. and Mrs. Mitchell if the alternate structure of the transaction described in Item 4 above is used.

           The preceding summary of the differences between the terms of the agreements described in Item 6 of the original filing of this Schedule 13D and the terms of the Amended and Restated Shareholders Agreement and the Amended and Restated Investor Agreement does not purport to be complete. Reference is made to the full text of the Amended and Restated Shareholders Agreement and the Amended and Restated Investor Agreement, each of which is filed as an exhibit to this statement and is incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                  Description
-----------                  -----------

99(a)(1) Amended and Restated Agreement and Plan of Merger, dated as of August 13, 2001, by and among Devon Energy Corporation, Devon NewCo Corporation, Devon Holdco Corporation, Devon Merger Corporation, Mitchell Merger Corporation and Mitchell Energy & Development Corp.

99(a)(2) Principal Shareholders Agreement Containing a Voting Agreement and an Irrevocable Proxy (As Amended and Restated), dated as of August 13, 2001, by and among Devon Energy Corporation, George P. Mitchell and Cynthia Woods Mitchell

99(a)(3) Amended and Restated Investor Rights Agreement, dated as of August 13, 2001, by and among Devon Energy Corporation, Devon Holdco Corporation, George P. Mitchell and Cynthia Woods Mitchell

99(a)(4)            Press Release dated October 5, 2001

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                                                                     PAGE 5 OF 5



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 DEVON ENERGY CORPORATION




                                                 By: /s/ Marian J. Moon
                                                     ---------------------------
                                                 Name:   Marian J. Moon
                                                 Title:  Senior Vice President




Dated: October 10, 2001


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                                INDEX TO EXHIBITS


EXHIBIT
NUMBER              DESCRIPTION
------              -----------
99(a)(1)            Amended and Restated Agreement and Plan of Merger, dated as of August 13, 2001, by and among Devon Energy Corporation,
                    Devon NewCo Corporation, Devon Holdco Corporation, Devon
                    Merger Corporation, Mitchell Merger Corporation and Mitchell
                    Energy & Development Corp.

99(a)(2)            Principal Shareholders Agreement Containing a Voting
                    Agreement and an Irrevocable Proxy (As Amended and
                    Restated), dated as of August 13, 2001, by and among Devon
                    Energy Corporation, George P. Mitchell and Cynthia Woods
                    Mitchell

99(a)(3)            Amended and Restated Investor Rights Agreement, dated as of
                    August 13, 2001, by and among Devon Energy Corporation,
                    Devon Holdco Corporation, George P. Mitchell and Cynthia
                    Woods Mitchell

99(a)(4)            Press Release dated October 5, 2001